THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:
ITEM 4: (but only for a **Single Loss** that is discovered on or after the Effective Date of this endorsement)

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$1,050,000	$0
Coverage A.2. Restoration Expenses	Not Covered	
B. ON PREMISES	$1,050,000	$5,000
C. IN TRANSIT	$1,050,000	$5,000
D. FORGERY OR ALTERATION	$1,050,000	$5,000
E. SECURITIES	$1,050,000	$5,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$1,050,000	$5,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$1,050,000	$5,000
Coverage I.2. Fraudulent Instructions	$1,050,000	$5,000
Coverage I.3. Restoration Expense	Not Covered	

Forms and endorsements added:
IVBB-19005-0116

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America — Effective Date: 04/01/2026
Policy Number: 108154706

© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1. The following entities are deleted from the list of Insureds:

2. The following entities are added to the list of Insureds:

   Aristotle Pacific Enhanced CLO Income Fund

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 108154706

IVBB-19005 Ed. 01-16

© 2016 The Travelers Indemnity Company. All rights reserved.

FIDELITY BOND
INSURANCE ALLOCATION AGREEMENT

THIS INSURANCE ALLOCATION AGREEMENT (the "Agreement") is made as of April 1, 2026, by and among the investment companies listed as signatories to this Agreement (each, a "Trust" and collectively, the "Trusts"), each acting on its own behalf. Each Trust is sometimes individually hereinafter referred to as a "Party" or collectively as "Parties".

WHEREAS, the Parties have been named as insureds under a joint fidelity bond for the period from October 16, 2025 to November 30, 2026 (the "Bond") which has been approved by each Trust's Board of Trustees (the "Board"), including a majority of Trustees who are not "interested persons" (as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Trustees"), and is shared by the Parties insured under the Bond (each, an "Insured" and collectively, the "Insureds");

WHEREAS, the Bond is intended to satisfy the requirements of Rule 17g-1 under the 1940 Act with respect to each Trust;

WHEREAS, in accordance with Rule 17g-1(d)(2) under the 1940 Act, the Bond is in an amount that is at least equal to the sum of the total amount of coverage which each Trust would have been required to maintain individually pursuant to Rule 17g-1(d)(1) under the 1940 Act; and

WHEREAS, the Parties desire to establish (i) the criteria by which the premiums for the Bond shall be allocated among the Parties, (ii) the basis on which additional investment companies may be added as named Insureds under the Bond, and (iii) the criteria by which the amounts payable under the Bond shall be allocated among the Parties covered under same.

NOW, THEREFORE, it is agreed as follows:

1. Allocation of Premium. Each Insured as of the beginning date of the term of the Bond shall pay a portion of the premium for the Bond, as allocated in such equitable manner as determined by the Boards of Trustees of the Trusts, including a majority of the Independent Trustees of each Trust, in accordance with Rule 17g-1(e) under the 1940 Act, calculated as 50% allocated per capita and 50% based on each Insured's average net assets over the prior twelve months (or, for a newly launched Trust, the average estimated net assets for the initial fiscal period). From time to time, adjustments may be made by mutual agreement of the Parties to the portion of the premiums theretofore paid by a Party, based on a subsequent change or changes in the net assets of one or more Parties or the addition or withdrawal of a Party pursuant to this Agreement.

2. Additional Insureds. If the insurer issuing the Bond (the "Insurer") is willing, with or without additional premium, to add, as an Insured under the Bond, any investment company not listed as a signatory to this Agreement, such addition to the Bond may be made and the additional Insured shall become a Party hereto, without the need for a formal written amendment to the Agreement, provided that (a) the Bond is in an amount that is at least equal to the sum of the total amount of coverage which each Insured, including the additional investment company being added as Insureds, would have been required to maintain individually pursuant to Rule 17g-1(d)(1) under the 1940 Act, (b) the Boards of Trustees of the existing Trusts that are parties to this Agreement,

including a majority of the Independent Trustees of each such Trust, shall approve such action, (c) the board of trustees, including a majority of the Independent Trustees, of the additional trust, shall approve such action, (d) any additional premium that is due resulting from the addition of the additional investment company as an Insured is paid by the additional Insured investment company. **The Parties acknowledge and agree that (i) this Agreement is entered into as of a date that is after the beginning date of the term of the Bond, (ii) the premium for the Bond has been paid in full by Rockefeller Municipal Opportunities Fund as the sole Insured Party as of the beginning date of the term of the Bond, and (iii) Aristotle Pacific Enhanced CLO Income Fund as the Party being added as an Insured under the Bond as of the date first above written shall, pursuant to (d) of the preceding sentence of this Section 2, be responsible for the payment of any additional premium that is due resulting from its addition as an Insured.**

3. <u>Minimum Recovery</u>. In the event an Insured has a claim under the Bond, such Party shall be entitled to recovery of proceeds under the Bond in an amount at least equal to the amount which the Party would have been required to maintain individually pursuant to Rule 17g-1(d)(1) under the 1940 Act.

4. <u>Allocation of Recoveries</u>. Subject to section 3 above, in the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by the Insureds under the Bond is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as between the claimants, the priority of satisfaction of the claims under the Bond:

(a) First, all claims of each Insured which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Insured under Rule 17g-1(d); and

(b) Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.

5. <u>Term and Withdrawal</u>. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect until the Parties' right to pursue claims under the Bond, or the proceeds available for recovery due to claims under the Bond, expire. Any Party may withdraw from this Agreement and the Bond upon sixty (60) days' written notice to the other Parties and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act. The withdrawing Party shall not be entitled to any reimbursement from other Parties of premiums paid pursuant to section 1 of this Agreement. The withdrawing Party shall however be entitled to receive its proportionate share of any premium refund received from the Insurer due to the Party's withdrawal from the Bond.

6. <u>Notice</u>. Any Insured seeking to make a claim under the Bond must notify the other Insureds in writing of such claim promptly after making such a claim. All notices and other communications required or permitted under this Agreement shall be in writing and will be sufficiently given if sent to counsel to an Insured.

7.   Obligations of the Trust. The obligations of each Party, each of which are organized as a Delaware statutory trust, are not binding upon any of the trustees or holders of shares of beneficial interest of such Trust individually, but bind only the respective assets of the Trust.

8.   Counterparts. This Agreement may be executed in counterparts, copies of which shall be considered to be an original.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their officers or trustees, as appropriate, hereunto duly authorized all as of the day and year first above written.

ROCKEFELLER MUNICIPAL
OPPORTUNITIES FUND

By: _Benjamin Eirich_
Name: Benjamin J. Eirich
Its: President

ARISTOTLE PACIFIC ENHANCED CLO
INCOME FUND

By: _Benjamin Eirich_
Name: Benjamin J. Eirich
Its: President

Aristotle Pacific Enhanced CLO Income Fund
Organizational Meeting of the Board of Trustees
Proposed Resolutions
November 10, 2025

Insurance Matters

Fidelity Bond

RESOLVED, that giving due consideration to the anticipated value of the aggregate assets of Aristotle Pacific Enhanced CLO Income Fund (the "Fund"), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolio, the nature and method of conducting the Fund's operations and the accounting procedures and controls of the Fund, the coverage against larceny and embezzlement provided under a bond (the "Bond") issued by Travelers in the amount of $1,050,000 is approved by the Board of Trustees of the Fund, consisting entirely of Trustees who are not "interested persons" of the Fund (as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act")) (the "Independent Trustees"), as to amount and form, and therefore the appropriate officers of the Fund be, and they hereby are, and each hereby is authorized to cause the Fund to obtain the Bond on behalf of the Fund in the amount designated above; and it is further

RESOLVED, that the payment by the Fund of a premium of $594 for the Bond, for the period from October 16, 2025 to November 30, 2026, be, and it hereby is, approved; and it is further

RESOLVED, that the President, Secretary, or Assistant Treasurer of the Fund be and hereby is designated the officer who shall be responsible for the filing and the notices required by Paragraph (g) of Rule 17g-1 under the 1940 Act concerning the Bond.

Approval of Addition of the Fund to the Joint Insureds Agreement

WHEREAS, the Board of Trustees of the Fund, consisting entirely of Independent Trustees, desires to add the Fund as an additional insured to directors and officers/errors and omissions insurance policy (the "Policy") pursuant to the Joint Insureds Agreement by and among the Rockefeller Municipal Opportunities Fund, LibreMax Asset-Backed Income Fund, and Regan Capital Alternative Income Fund; and

WHEREAS, that any additional premium due resulting from the addition of the Fund as an insured party to the Policy will be paid by the Fund.

RESOLVED, the Board of Trustees of the Fund, consisting entirely of Independent Trustees, hereby approves of adding the Fund as a Party to the Joint Insureds Agreement.[1]

Approval of Addition of the Fund to the Fidelity Bond Insurance Allocation Agreement

WHEREAS, the Board of Trustees of the Fund, consisting entirely of Independent Trustees, desires to add the Fund as an additional insured to the joint fidelity bond (the "Bond") pursuant to the Insurance Allocation Agreement by and among the Rockefeller Municipal Opportunities Fund, LibreMax Asset-Backed Income Fund, and Regan Capital Alternative Income Fund; and

WHEREAS, the Bond is in an amount that is at least equal to the sum of the total amount of coverage which each Insured, including the additional investment company being added as an Insured, would have been required to maintain individually pursuant to Rule 17g-1(d)(1) under the 1940 Act; and

      WHEREAS, that any additional premium due resulting from the addition of the Fund as an insured party to the Bond will be paid by the Fund.

      RESOLVED, the Board of Trustees of the Fund, consisting entirely of Independent Trustees, hereby approves of adding the Fund as a party to the Insurance Allocation Agreement.[2]

PREMIUM STATEMENT

The premium for the period October 16, 2025 to November 30, 2026 has been paid in the amount of $594 on April 9, 2026.